

Mail Stop 3561

June 30, 2009

<u>Via U.S. Mail</u>

Charles W. Moorman
Chairman, President and Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

> **Re: Norfolk Southern Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed: June 12, 2009**
> **File No. 333-158238**

Dear Mr. Moorman:

We have reviewed your responses to the comments in our letter dated May 26, 2009 and have the following additional comments.

<u>Form S-4</u>

<u>General</u>

1. We note that in your response to prior comment 14 you state that no conditions to the exchange offer are subject to waiver. This statement is inconsistent with your disclosure in the prospectus which appears to contemplate material changes to terms of the exchange offer, including the possibility of modification or waiver of conditions. For example, we note that your disclosure on page 3 under "Conditions to the exchange offer" would appear to contemplate the possibility of a waiver (which would constitute a change to the material terms requiring, in certain circumstances, an extension). We also note that your revised disclosure in the second paragraph under "Terms of the Exchange Offer" on page 10 states that you may delay acceptance of the notes in the event that a condition to the exchange offer has not been satisfied. This language appears tantamount to the ability to waive a condition to the offer, which you have stated is not an option available to the company.   Please revise for consistency. If you will not, or are

unable to, waive conditions to the offer, as indicated in your response to prior comment 14, make appropriate changes throughout the prospectus to clearly disclose that fact.

Summary of the Exchange Offer – Expiration date; Tenders, page 2

2. We note that your disclosure continues to include the statement that the exchange offer may be extended in your sole and absolute discretion. This disclosure suggests that you may extend the offer for any reason you may deem appropriate and also suggests that the exchange offer may, at your discretion, be extended indefinitely. Please revise to remove reference to your sole discretion and revise to reconcile with your disclosure elsewhere in the prospectus of the specific circumstances in which you may extend. Alternatively, please tell us why you believe that revisions are not appropriate.

Summary of the Terms of the Exchange Notes, page 7

3. We note your response to prior comment 4 and reissue in part. Please note that comment 2 to the staff's comment letter dated April 23, 2009 refers to the private exchange of unsold notes as described in the registration rights agreement. Your response to prior comment 4 of the staff's comment letter dated May 26, 2009 refers only to the exchange notes registered by the S-4 and the original notes. Please describe for us any differences between the private exchange securities and the exchange notes (described in the S-4) or, alternatively, confirm that the securities will be identical (except that the private exchange securities will not be registered).

Signatures, page II-3

4. Please revise your signature block to provide the language required by Form S-4.

Exhibit 5.1

5. Refer to the fifth paragraph of the opinion. It is unclear whether you have assumed the due authorization of the company. Please revise to clarify that you have not.

6. We note your response to prior comment 16 and reissue. Please revise the first sentence of the sixth paragraph of your opinion to clearly state that you are opining as to the laws of the Commonwealth of Virginia, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws. Remove limitations related to "normally applicable" or "relevant" law. Note that the staff considers such limitations to be inappropriate.

7. We note the last sentence of the sixth paragraph of the opinion. Please confirm that you will refile an opinion that opines as of the effective date of the registration statement.

Exhibit 5.2

8. We note your response to prior comment 18. Please revise the first sentence of the sixth paragraph of your opinion to clearly state that you are opining as to the laws of the state of New York, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws. Remove limitations related to "normally applicable" or "relevant" law. Note that the staff considers such limitations to be inappropriate.

9. Please delete the second-to-last paragraph of the opinion as it appears to contain improper assumptions related to the validity of the Indenture, Original Notes and Exchange Notes.

Letter of Transmittal

10. Please revise the letter of transmittal to reflect that the offer expires at 12:00 midnight at the end of the twentieth day. In addition, please make similar revisions to Exhibits 99.2, 99.3 and 99.4. Note that the exhibits should conform with all applicable prior comments.

11. We note your response to prior comment 14. It appears that you have deleted prior instruction 6 to the original Form of Letter of Transmittal filed with your initial Form S-4. However, your disclosure throughout the prospectus suggests that conditions to tender and conditions to exchange are in fact waivable. If true, revise the Form of Letter of Transmittal to clearly disclose this fact. Please consider this comment together with comment 1 above.

Supplemental Letter

12. We note your response to prior comment 22. Please note that the terms "Outstanding Securities" and "Exchange Securities" should be defined or replaced with appropriate existing defined terms in your supplemental letter.

Other

13. Please include a currently dated consent of your independent registered accountant with the amendment to your Form S-4 registration statement.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: David J. Goldschmidt, Esq.
          (*via facsimile*) *(212) 777-3574*